中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

[redacted]

File No.82-34675

Our Ref : BS(2008)054(JL)

08001266

12 March 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 MAR 14 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement re Date of Board Meeting as published on the website of Hong Kong Exchanges and Clearing Limited on 11 March 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT

DATE OF BOARD MEETING

The Board of Directors of the Company (the "Board") hereby announces that a meeting of the Board will be held on Tuesday, 25 March 2008 for the purpose of approving, among other things, the audited consolidated financial statements of Company for the year ended 31 December 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 11 March 2008

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok**and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

END